September 27, 2024

Paul Goode
Chief Executive Officer
Glucotrack, Inc.
301 Rte. 17 North, Ste. 800,
Rutherford, NJ 07070

        Re: Glucotrack, Inc.
            Registration Statement on Form S-3
            Filed September 23, 2024
            File No. 333-282297
Dear Paul Goode:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Howard Hirsch, Esq.